

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Christopher Foster
Executive Vice President and Chief Financial Officer
PG&E Corporation
77 Beale Street
P.O. Box 770000
San Francisco, California 94117

> **Re: PG&E Corporation**
> **Pacific Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed July 28, 2022**
> **Item 2.02 Form 8-K filed July 28, 2022**
> **File Nos. 1-12609 and 1-2348**

Dear Mr. Foster:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors, page 38

1. Tell us whether management considered a risk factor on inflation and the impact that higher interest rates and increased costs will have on interest expense, fuel cost and power procurement, and other aspects of your business operations that may be materially impacted by inflation.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 68

2.   Disclose how management analyzes your nuclear fleet performance between periods, including:

- How you analyze capacity factors;
- Assess refueling outage days; and
- Assess how your nuclear plants are performing.

    Refer to Item 303 of Regulation S-K.

3.   You recorded $5.4 billion in costs not otherwise being recovered in existing revenue requirements, if any, for the CEMA, WEMA, FHPMA, FRMMA, WMPMA, VMBA, WMBA, MGMA, and RTBA. Because rate recovery may require CPUC authorization for these accounts, there is a delay between when the Utility incurs costs and when it may recover those costs. If the amount of the costs recorded in these accounts continues to increase as it has in recent years, the delay between incurring and recovering costs lengthens, or the Utility does not recover the full amount of its costs, PG&E Corporation's and the Utility's financial condition, results of operations, liquidity, and cash flows could be materially affected. Please disclose the impact on your financial condition, results of operations, liquidity and cash flows of the $5.4 billion costs not being recovered in existing revenue requirements.

Operating Revenues, page 69

4.   Revise to quantify what effect changes in sales volumes had on your revenues.

Note 3: Summary of Significant Accounting Policies
Asset Retirement Obligations, page 119

5.   You disclose that you submitted your updated decommissioning cost estimate to the CPUC and correspondingly decreased your ARO liabilities by $1.4 billion. The adjustment was a result of a decrease in estimated costs based on refinements to the site-specific decommissioning analysis. Please disclose the estimates and assumptions that led to the revision in estimated cash flows of almost $1.4 billion to your ARO liabilities in 2021. Please also disclose the estimates and assumptions that led to the increase in your ARO liabilities from $5.3 billion at December 31, 2021 to $6.2 billion at June 30, 2022.

Note 4: Regulatory Assets, Liabilities, and Balancing Accounts, page 127

6.   Tell us how you concluded the Wildfire expense memorandum account is probable of recovery. The balance in this account of $440 million as of December 31, 2021 represents incremental wildfire claims and outside legal expenses related to the 2021 Dixie fire.

>Your response should address your consideration of disallowed costs associated with other historical wildfires in which you or other utilities based in California were deemed responsible by a Federal or State agency for causing the wildfire(s) and the doctrine of inverse condemnation that imposes strict liability for damages as a result of the design, construction and maintenance of utility facilities, including utilities' electric transmission lines.

Note 15: Other Contingencies and Commitments

Nuclear Fuel Agreements, page 180

7. You rely on a number of international producers of nuclear fuel to diversify sources and provide security of supply. Disclose whether any of your uranium concentrate requirements are supplied by companies located in or affiliated with Russia.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Liquidity and Capital Resources, page 20

8. You lowered your new equity capital range for 2022 during your second quarter earnings presentation. Revise your disclosure to describe any known material trends, favorable or unfavorable, in the registrant's capital resources. Refer to Item 303 of Regulation S-K.

Item 2.02 Form 8-K filed July 28, 2022

Exhibit 99.1

9. You highlight in bold Adjusted GAAP earnings guidance and Non-GAAP Core Earnings guidance per Diluted Share without a corresponding presentation of GAAP amounts. Similarly, your provide a discussion of factors impacting Non-GAAP core earnings without providing a corresponding discussion of factors impacting GAAP earnings. To avoid giving undue prominence to your non-GAAP results, please revise your presentation to present GAAP guidance, results and discussion with equal or greater prominence.

10. The Wildfire Fund is available to the Company to pay eligible claims for liabilities arising from wildfires and serves as an alternative to traditional insurance products. In addition, you disclose that the impact of wildfires is a key factor affecting financial results in your MD&A and you recorded a Wildfire Fund receivable of $150 million for probable recoveries in connection with the 2021 Dixie fire. Tell us why adjusting for the amortization of the Wildfire Fund contribution as a Non-core Item in computing Non-GAAP Core Earnings is meaningful to investors in light of your MD&A disclosures and the probable recoveries under the Wildfire Fund.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation